UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026869

RECD S.E.C.
MAR 6 2006
1086

March 6, 2006

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/6/2006

Re: Ford Motor Company
Incoming letter dated January 10, 2006

Dear Mr. Sherry:

This is in response to your letter dated January 10, 2006 concerning the shareholder proposal submitted to Ford by Robert E. Hurley, M.D. We also have received a letter from the proponent dated January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Enclosures

cc: Robert E. Hurley, M.D.
5017 Foxland Court
Alton, IL 62002

37996

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Dr. Robert E. Hurley

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Dr. Robert E. Hurley (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement recommending that the Company amend its equal employment opportunity policy to exclude any reference to privacy issues related to sexual interests, activities or orientation (the "Proposal"; see Exhibit 1). The Company proposes to omit the Proposal from its 2006 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks

> are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Company believes that the Proposal falls squarely within both considerations. The ability of management to formulate and establish employment and non-discrimination policies are fundamental to its ability to run a company on a day-to-day basis. Additionally, such policies are part of a complex analysis of considerations that shareholders, as a group, would not be in a position to make informed judgments. In setting such policies the Company must analyze legal, social, consumer, recruitment, marketing and other considerations. To expect shareholders, as a group, to possess the expertise in each of these areas would, in effect, abdicate a fundamental managerial responsibility to shareholders for which they are ill-suited to carry out.

The Company acknowledges that the Staff has been reluctant to concur in the omission of shareholder proposals that request that references to sexual orientation be deleted from company employment policies pursuant to Rule 14a-8(i)(7). The reason given by the Staff is that companies have failed to meet their burden of establishing that the proposals related to such companies' ordinary business operations. *See AT&T Corp.* (January 31, 2001) and *The Coca-Cola Company* (February 25, 2003). Ford intends to demonstrate that the formulation and establishment of such policies are a fundamental part of its ordinary business operations.

One of the most fundamental management duties is the recruitment and hiring of talented employees. Highly qualified employees are the lifeblood of any business that hopes to remain competitive in today's marketplace. In order to be successful, Ford Motor Company, as much as any enterprise, requires talented engineers, finance personnel, accountants, lawyers, scientists, MBAs, and employees with expertise in many other disciplines. One of the major sources of such talent is found at colleges and universities across the country and around the world. Many of these institutions require that employers that wish to recruit on their campuses acknowledge that they agree to certain principles, which include non-discrimination policies related to sexual orientation. For instance, the University of Michigan's Recruitment Policy Statement (see Exhibit 2) requires employers that wish to recruit on campus to acknowledge that they comply with the National Association of Colleges and Employment Professionals Guidelines, in turn, (the "NACE Guidelines"; see http://www.naceweb.org/principles/principl.html). The NACE Guidelines provide as follows:

> Employment professionals will maintain equal employment opportunity (EEO) compliance and follow affirmative action principles in recruiting activities in a manner that includes the following:
>
> a) Recruiting, interviewing, and hiring individuals without regard to race, color, national origin, religion, age, gender, **sexual orientation**, or disability, and providing reasonable accommodations upon request;
> b) Reviewing selection criteria for adverse impact based upon the student's race, color, national origin, religion, age, gender, **sexual orientation**, or disability [emphasis added].

Consequently, unless an employer confirms that it complies with a policy of non-discrimination with regard to sexual orientation, such employer will not be allowed to recruit on the campuses of those schools that adhere to the NACE Guidelines. According to the NACE website (http://www.naceweb.org/about/default.htm), NACE represents the interests of over 1,800 college career services offices at four-year, two-year, technical, and graduate schools. Thus, the Proposal would not only preclude the Company from being able to recruit prospective employees who possess a sexual orientation to which the Proponent clearly objects, it would preclude the Company from recruiting all talented applicants, regardless of sexual orientation, from those schools that adhere to the NACE Guidelines. For the Company to exclude itself from being able to recruit at the leading colleges and universities of America would have a material adverse affect on its ability to hire qualified employees and have a resultant adverse impact on its business as a whole. That is but one reason why the establishing of employment policies is fundamental to management's ability to run the Company's business on a day-to-day basis.

Another reason is that the Company's ability to establish such policies also affect the sale and marketing of its products. The Company recently was the target of a boycott by certain religious organizations for its marketing practices that targeted gay and lesbian publications. If the Company were to implement the Proposal's request to remove any reference to a person's sexual orientation from its employment policies, it would obviously have a material adverse impact on the marketing and sale of Company products not only to those persons who possess a sexual orientation to which the Proponent objects, but to those who believe that such persons should not be subject to discrimination or should enjoy the affirmative statement of non-discrimination found in the Company's current policies.

Ford is in the business of manufacturing, selling, and financing motor vehicles. It conducts detailed studies on the effects that its policies, including employment policies, have on the sale and marketing of its products. If management determines, after analyzing such studies, that establishing a policy of non-discrimination based on a person's sexual orientation assists in recruiting qualified employees and in the marketing and sale of its products, that decision must be viewed as fundamental to its ability to run the day-to-day business of the Company. It is axiomatic that management would not institute a policy that would have a material adverse impact on its sales. To have shareholders dictate policies that substantially impact complex employment and marketing considerations is exactly the kind of micro-managing that Rule 14a-8(i)(7) was intended to prevent. *See General Electric Company* (January 18, 2005); *Chrysler Corporation* (December 18, 1987); *Ford Motor Company* (March 2, 2004) and *Ford Motor Company* (March 7, 2005)

The Staff has consistently issued no-action relief with respect to numerous proposals relating to the manner in which companies advertise and market their products. In *General Electric*, the Staff concurred in the omission of a proposal that sought to prohibit General Electric from advertising in publications that advocated firearm control. That subject matter arguably is of equal social significance to the subject matter of the Proposal and yet the Staff granted no-action relief. It is difficult to see why different treatment would be accorded to management's ability to establish an employment policy prohibiting discrimination on the basis of sexual orientation, particularly when such a policy would have a significant impact on the marketing and sale of Company products.

As noted above, Exchange Act Release No. 34-40018 provides that proposals relating to management's ability to run its business on a day-to-day basis but which focus "on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." It is noted that in *The Coca-Cola Company* and *AT&T Corp.* the Staff did not state that the subject matter of those proposals met the "sufficiently significant social policy" test. The Company believes that this is the appropriate conclusion. Contrast the Staff's decisions in *The Coca-Cola Company* and *AT&T Corp.* with the Staff's decision in *OGE Energy, Inc.* (February 24, 2004) in which the Staff denied no-action relief in respect of an attempt to exclude a proposal requesting that the company establish a policy of non-discrimination based on sexual orientation. In *OGE Energy,* the Staff does not make mention of the company not meeting its burden of establishing that the proposal dealt with ordinary business operations. The subject matter of the proposals in *The Coca-Cola Company* and *AT&T Corp.* and of the Proposal does not deal with preventing discrimination but with impliedly endorsing discrimination against a certain group of persons. Ford does not believe, therefore, that the Proposal raises any significant social policy issue. This is particularly true where not discriminating against the group at issue here does not adversely impact in any material way any other group of persons.

Because the Proposal relates to management's ability to establish employment policies, a matter fundamental to management's ability to run a company on a day-to-day basis and a matter that probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, the Company respectfully requests the concurrence of the Staff in the omission of the Proposal from Ford's 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be omitted from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure

cc: Dr. Robert E. Hurley (via Federal Express)

EXHIBIT 1

Robert E. Hurley, M.D.
5017 Foxland Court
Alton, Illinois 62002

5 DEC -2 P 3:52

December 1, 2005

Mr. Peter Sherry
Corporate Secretary
Ford Motor Company
One American Road
Dearborn, MI 48126

Dear Mr. Sherry:

I am the current owner of 674 shares of Ford Motor Company stock, have continuously held those shares for over one year, and intend to present the following resolution at the next shareholders' meeting:

Whereas, it would be inappropriate, and possibly illegal to ask job applicants or employees about private matters such as their sexual interests, inclinations and activities, and

Whereas, it is likewise inappropriate and legally problematic for employees to discuss personal sexual matters on the job, and

Whereas, unlike the attributes of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from his appearance, and

Whereas, there is a perceived link between a specific sexual orientation non-discrimination policy and what have been termed domestic partner benefits. The Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual and transgender political organization states on its website, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rationale for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy....," and

Whereas, domestic partner benefit policies pay people who engage in homosexual acts, which have been illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedanism well over a thousand years, and

Whereas, our company does not discriminate in employment against smokers, despite the fact that they are not protected by any specific clause; however, the company does not pay them to engage in this behavior which is hazardous to themselves and others, and

Whereas, those who engage in homosexual sexual activity are at significantly higher risk for developing HIV/AIDS and associated opportunistic infections and malignancies, and

Whereas, marriage between heterosexuals has been protected and encouraged for its societal benefits by a wide range of cultures and faiths over the ages,

Resolved: The shareholders request that Ford Motor Company amend its written equal employment opportunity policy to exclude any reference to privacy issues related to sexual interests, activities or orientation.

Statement: While the legal institution of marriage should be protected for its community and generational benefits, the sexual interests, inclinations and activities of all employees should be a private matter and not a corporate concern.

Appreciate your consideration and efforts,

Robert E. Hurley, M.D.

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

December 16, 2005

Robert E. Hurley, M.D.
5017 Foxland Court
Alton, Illinois 62002

Subject: Shareholder Proposal for 2006 Annual Meeting

Dear Dr. Hurley:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 1, 2005, which was received on December 2. You request that the proposal relating to Ford amending its equal employment policy to exclude any reference to privacy issues related to sexual interests, activities, or orientation (the "Proposal") be included in the Company's 2006 proxy materials.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials. Furthermore, we reserve the right to file a No-Action Letter with the SEC should other substantive grounds for exclusion exist. We will notify you in accordance with SEC rules if we file such a request.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked.

Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

2. Any communications made under this Rule 14a-12 after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Rule 14a-13. Obligations of Registrants in Communicating With Beneficial Owners.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

(1) By first class mail or other equally prompt means:

(i) Inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of

Robert E. Hurley, M.D.
5017 Foxland Court
Alton, Illinois 62002

December 20, 2005

Jerome F. Zaremba
Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, MI 48126

Dear Mr. Zaremba:

Thank you for your informative letter of December 16, 2005 and the copy of Rule 14a-8 of the U.S. Securities and Exchange Commission you provided.

I have enclosed a copy of my letter to A.G. Edwards & Sons requesting documentation of my ownership of 614 shares of Ford Motor Company stock since 1997 valued at greater than $2000.

I intend to continue to hold the aforementioned securities through the date of the meeting of shareholders.

Sincerely,

Robert E. Hurley, M.D.

Enclosure

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

January 5, 2006

Robert E. Hurley, M.D.
5017 Foxland Court
Alton, Illinois 62002

Subject: Shareholder Proposal for 2006 Annual Meeting

Dear Dr. Hurley:

Thank you for your letter of December 20, 2005. We acknowledge receipt of sufficient evidence from A. G. Edwards & Sons confirming your ownership of Ford stock. We thank you for your prompt response to our request.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the proposal contained in your letter of December 1, 2005, from its 2006 proxy materials if we believe substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions relating to the Proposal, please contact me at the number above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

University of Michigan• The Career Center

EXHIBIT 2

Recruitment Policy Statement

This recruitment policy has been developed with several underlying considerations and guidelines in mind:

• that The Career Center schedules only bonafide employers* or those representing specific bonafide employers with actual or anticipated job openings and higher education/professional school representatives, to recruit or hold information sessions on campus. Bonafide employers are defined as legally constituted or chartered organizations or employers, e.g. businesses, companies, governmental agencies, educational systems, organizations with Articles of Incorporation on file in any state, private corporation, organizations required to file federal income tax returns, or organizations chartered by a government entity. Those representing specific bonafide employers are defined as established third party recruiting services contacted by a specific organization to provide candidate referrals without a charge to the candidates. *The term "bonafide employer" is used throughout this document to include organizations recruiting students and alumni/ae for employment and for higher education institutions conducting admissions recruitment; the standards of these guidelines will be applied equally to both groups.

• that bonafide employers and those representing bonafide employers must comply with all applicable federal and state laws and executive orders, including those prohibiting unlawful discrimination and providing for equal employment opportunity. According to University of Michigan regental guidelines "no career planning and placement services will be made available to any company or organization which, in its recruitment or employment practices, is in violation of laws against discrimination. Likewise, no career services will be made available to any company or organization that does not support equal employment opportunity." (Regents of the University of Michigan, December, 1977)

• that all bonafide employers and those representing bonafide employers are familiar and comply with National Association of Colleges and Employers Principles for Professional Conduct for Career Services and Employment Professionals (see NACE Guidelines, August, 1998), University of Michigan regental policy regarding recruitment activity (see above), and general ethical employment practices.

In turn, The Career Center will accept its professional obligation to expose students to their employment options and foster an environment of free choice in employment decisions. An organization's presence on campus will not represent University endorsement of the organization, its products, services, or mission. More specifically, the following will apply:

• in order to verify that recruiting organizations are bonafide employers representing real jobs or academic opportunities and that they pledge their support to equal opportunity employment or admission, any organization recruiting on campus will be required to sign the following statement in advance of the recruiting visit:

For hiring organization:

____________________________ (hiring organization) hereby affirms that we are a bonafide employer representing real and/or anticipated openings; that we comply with applicable federal and state laws and executive orders, including those prohibiting unlawful discrimination; that we have resolved any previous violations found by a court of law; and that we are an equal opportunity employer.

For third party agency:

____________________________ (third party agency) hereby affirms that to the best of our knowledge our client is a bonafide employer representing real and/or anticipated openings; that they comply with applicable federal and state laws and executive orders, including those prohibiting unlawful discrimination; that they have resolved any previous violations found by a court of law; and that they are an equal opportunity employer.

In addition we affirm that disclosure of candidate information will be to the specific client organization identified below only; That disclosure will be exclusively for job placement purposes; that prior written consent from the candidate will be obtained prior to redisclosure; and that no fee will be charged to the candidate at any time throughout the employment process for this or any other position we represent.

We are utilizing The Career Center services to hire for ______________________ (client) and will only represent that organization during this visit.

For hiring organization and third party agency:

We are familiar with and ascribe to the professional and ethical standards of the placement profession and to relevant University of Michigan recruitment policy.

Signing of this statement indicates compliance with legal and University policy obligations. It relieves The Career Center of the undue administrative burden of investigating each employer wishing to recruit on campus.

• The Career Center reserves the right to review any employer wishing to recruit on campus, prior to or after scheduling, based on an inquiry, complaint, or concern from The Career Center or its constituents. Constituents include students, faculty, staff, or other relevant concerned parties. The Career Center will investigate any allegation that an employer or employer representative has violated University policies, ethical or professional standards, or federal or state law.

• According to regental guidelines, violation of University policies regarding career planning and placement services could lead to "the withdrawal of Career Planning and Placement services from the prospective employer who is not in compliance with it." (Regents of the University of Michigan, December 1977)

• The Career Center will not make judgments regarding the products, services, or mission of a bonafide employer. These concerns are subject to personal judgment and values and better left to the discretion of the individual job searcher.

• The Career Center will make these guidelines available to employers and students through relevant publications and on request.

• Any exceptions to The Career Center policy will be evaluated case by case using predetermined criteria.

Complaints

Complaints about a participating recruiting organization should be brought to the attention of the Associate Director for Employer Relations. The Associate Director should attempt to meet with the complaining party.

The Associate Director should investigate the complaint, consult with other University officials as necessary, and determine the appropriate course of action. If, based on a complaint, CP&P contemplates terminating participation, the organization should be given the opportunity to respond to the complaint.

The Career Center reserves the right to terminate or refuse the participation of any organization in Career Center activities.

**A candidate fee is an exception and will be evaluated case by case using predetermined criteria

Robert E. Hurley, M.D.
5017 Foxland Court
Alton, Illinois 62002

January 31, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ford Motor Company Request to Allow Omission of Shareholder Proposal

Ladies and Gentlemen:

I would like to submit the following points by way of response to Ford Motor Company's request to omit my shareholder proposal from Ford's proxy and form of proxy for the Company's 2006 Annual Shareholders Meeting:

I) The Resolution is straightforward, clear and factual and does not deal with tasks fundamental to management's ability to operate the Company on a day-to-day basis, but does address a significant social issue.

II) Neither the University of Michigan Career Center nor the National Association of Colleges and Employers requires written employer policies listing specific groups to be protected against unlawful discrimination, but they do require assent to non-discrimination by signing a written statement. Ford's written policy is only a few years old; presumably, the Company did not discriminate on the basis of sexual orientation in the years preceding its written policy.

III) The Resolution in no way excludes recruitment of the most talented applicants without regard to sexual orientation.

Thank you for the expertise and efforts you expend on these issues.

Sincerely,

Robert E. Hurley, M.D.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 6, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 10, 2006

The proposal recommends that Ford amend its equal employment opportunity policy to exclude any reference to privacy issues related to sexual interests, activities or orientation.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel